Exhibit 16.1

                          SCHUMACHER & ASSOCIATES, INC.
                          Certified Public Accountants
                              2525 15th Street, #3H
                                 Denver CO 80211
                        (303) 480-5037 FAX (303) 480-5038


April 20, 2004

Securities and Exchange Commission
450 Fifth Street NW
Washington D.C.  20549

Re: Miller Diversified Form 8-K, April 9, 2004, Item 4

The purpose of this letter is to respond to statements made in Item 4 of the Form 8-K dated April 9, 2004. Please note, that we never completed the audit of the financial statements for the year ended August 31, 2003. Therefore, information included herein is unaudited and is based on preliminary information not subjected to complete final documentation.

With respect to statements made in paragraph (a)(1), the scope of our engagement was never expanded to include a restatement of the Company's financial statements at August 31, 2002, the Company's report on Form 10-KSB as of that date, and subsequent reports on Form 10-QSB. These restatements were the responsibility of the Company. We discussed re-auditing the financial statements of the Company for the year ended August 31, 2002 and reviewing various Form 10-QSB financial statements. Our accepting the expanded scope of the engagement was contingent upon our review of requested information that we never received. That requested information included a copy of the response to the SEC regarding their inquiries as well as correspondence from the SEC on those matters. On March 26, 2004 the Company's legal counsel, based on our inquiry as to the status of the situation, informed us that they were working on a letter of response to the SEC and would get back to us later. On March 30, 2004 Mr. Dean informed us that they had written a long explanation to the SEC. On April 2, 2004 the Company's legal counsel informed us that he could not give us the Company's response to the SEC until the Company decided what they were going to do. We never received a copy of the Company's response nor did we receive a copy of the SEC's communication regarding this matter. Acceptance of the expanded scope of our services was also contingent upon our review of a response to our concern that the material misstatements in the financial statements may have been intentional and therefore may have been the result of fraud.

With respect to sections (i) and (ii) we agree with the statements.

With respect to section (iii) we have no knowledge.

With respect to the first paragraph of section (iv), the first sentence regarding the former auditor's notification that it "would not" stand for re-election as auditor, it is our understanding that they also "could not" stand

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for re-election. It is our understanding that because they had issued a fairness opinion related to the $250,000 lease termination penalty for terminating the lease with Miller Feed Lots. a related party, they were no longer independent according to the SEC. This lack of independence along with the former auditor not being a member of the PCAOB, led to the requirement that a new auditor be engaged to re-audit the prior year ended August 31, 2002.

With respect to the second sentence in the first paragraph of section (iv), which states that, "During its preparation for the audit for the periods described above, Schumacher and Associates expressed disagreements .... if not resolved to the satisfaction of Schumacher and Associates, would probably have caused Schumacher and Associates to make reference to the subject matter of the disagreements in connection with its report to be submitted with respect to its restatement of the Company's financial statements for the fiscal year ended 2002 and the fiscal year 2003 interim reports on Form 10-QSB", we provide the following clarifications. The disagreements, principally related to the prior year that carried over to the most recent year, were noted by us during the course of working on the audit for the most recent fiscal year ended August 31, 2003, not during the preparation for the audit of the most recent year and not during the preparation for the audit for the prior year since we had not yet accepted the engagement to re-audit the prior year. But we agree, if they were not resolved to our satisfaction, they would probably have caused us to make reference to the subject matter of the disagreements in our report.

With respect to the second paragraph of section (iv) we agree with the statements made with the following clarifications:

The first part of the second paragraph of section (iv) refers to issues concerning accounting for $179,000 paid to Mr. Dean in rather general terms without specifics. For purpose of clarification we believe the following specifics are relevant to the understanding of the issue. It is our understanding, based on conversations with the Company's previous auditor, that the "no loss guarantee" referred to in this paragraph was actually a "guaranteed profit" agreement whereby Mr. Dean was actually guaranteed a $10 per head profit on the cattle in the Company's feeding program. The $179,000 was paid to Mr. Dean on April 19, 2002 related to losses incurred on cattle fed in eight lots that were sold between January 2001 and February 2002. The $179,000 was charged as an expense to cost of goods sold when it was paid, not when the loss was incurred. On July 12, 2002 Mr. Dean returned the $179,000 to the Company. The repayment of the $179,000 was then recorded as a reduction in cost of goods sold and no liability was recorded for the $179,000. A file memo dated November 2, 2002, included in the workpapers of the prior auditor, described in general the agreement with Mr. Dean, and indicated that a member of the former auditor's firm had a discussion with Mr. Lowell Stuehm, Controller, and he indicated that at year end there were no open lots held by Mr. Dean subject to participation agreements. There was no liability recorded for the $179,000 at August 31, 2002, or at any time subsequently. The Company's proxy relating to the sale of the property and cattle feeding business to Miller Feed Lots, a related party, did not disclose the liability and did not show payment of the amount in the pro forma included therein. After the approval of the proxy and the shareholder meeting approving the sale, the Company paid the $179,000 to Mr. Dean in October 2003 and charged it to cost of goods sold in the October 2003 internally prepared Company financials statements. During phone discussions with Mr. Dean, he indicated that these types of no loss or profit guarantee transactions were normal in their business and were handled on a cash basis. In addition to the material misstatement of the financial statements due to not recording the liability and not disclosing the material related party transaction, the accounting for these types of transactions on a cash basis raises concerns about the presentation of the financials statements in general. Having no loss or profit guarantee contracts with related parties and others raises other accounting issues as to whether the transactions are actually unrecorded off-balance sheet financing methods, rather than cattle feeding transactions.

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Another audit difficulty related to the $179,000 payment to Mr. Dean was that there was no written agreement between the Company and Mr. Dean on this matter. We were informed it was done on a "hand shake" basis. When we asked to see director's minutes approving the related party transactions we were informed that there were none. After informing the Company on December 30, 2003 that the lack of documentation and no director's minutes were issues of concern, Mr. Dean called and was seeking advice as to whether he should prepare minutes from notes he had kept in his Daytimer. We informed Mr. Dean that in order to maintain our independence, we could not give any advice regarding this or any other course of action and we recommended that he consult with his attorney. We also informed Mr. Dean that if he did prepare minutes from his Daytimer, then we would need to audit his Daytimer. We subsequently received copies of minutes for various meetings with the earliest date being November 9, 1999. On January 13, 2004 during a phone conversation with Mr. Dean we informed him that we thought the information in the minutes he prepared for the November 13, 2002 meeting regarding the line of credit non-renewal was in conflict with the Form 10-KSB disclosures and that the minutes provided additional support for not recording the deferred tax asset in the financial statements.

We also have been informed that in addition to the $179,000 paid to Mr. Dean, there was an additional $60,000 due to him for additional lots of cattle and that he had agreed to waive payment for this additional amount. The accounting for this additional $60,000 was also not recorded in the Company's financial statements.

Another area of concern with respect to the cash basis accounting for the Mr. Norm deal $179,000 is the inconsistency of treatment as compared to the amount described in the following paragraph due from Miller Feed Lots which was recorded as a receivable on the accrual basis. Both transactions were represented to being loss sharing arrangements with related parties and were accounted for differently.

With respect to the Mr. Norm Dean transactions described above and the Miller Feed Lots transaction discussed below we were havening difficulty determining the substance of the transactions. While it was represented to us that the Mr. Norm Dean October 2003 payment not being previously recording as a liability was an inadvertent error, we noted that if the intent at the time Mr. Dean refunded the original payment was to waive the amount rather than to defer it, the accounting would have been totally different. The October 2003 payment might then be classified as compensation or a dividend. Due to lack of documentation other than documentation prepared after the fact, the substance of the transactions was difficult to determine.

With respect to the comments in the second paragraph of section (iv) regarding the loss sharing by Miller Feed Lots, we are providing the following information as additional clarification. As indicated in this paragraph we noted that the written agreement indicated sharing of losses and not profits and that the agreement had various payback provisions that were not disclosed in the financial statements. The significance of these differences relates not only to potential incorrect or inadequate disclosures, but also to the conditional nature of the agreement which would likely make the Company's accounting for the transaction incorrect.

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As with the Mr. Norm Dean profit guarantee agreement, the Miller Feed Lot
$514,000 loss sharing transaction was done initially without a written agreement, based on a "hand shake" deal. It was also done approximately five months into the fiscal year ending August 31, 2002, retroactively to September 1, 2001, the beginning of the fiscal year. It was also done at a time when the Company had financial covenant ratios to meet in order to retain its $3,000,000 line of credit. The written Miller Feed Lot loss sharing agreement, according to a letter we received from the Company's former auditor, was not done until April, 2003 when the Company's attorney suggested that a written document would be needed in connection with the proxy. The written agreement was done after the Company was informed that its line of credit would not be renewed and therefore no financial covenant requirements existed. The written agreement was also prepared at a time when Miller Feed Lots was in the process of attempting to acquire the assets and business of the Company. The written agreement had conditions in it that in effect allowed Miller Feed Lots to not have to pay the $514,000, while the accounting for the "hand shake" transaction recorded the receivable as an unconditional asset of the Company. The pro forma in the proxy on page 39 included footnote (3) showing a reduction in the sale price of $594,630 (the $514,000 losses through August 31, 2002 plus losses after that date) for the Purchaser's (Miller Feed Lots) participation in losses of the Seller's fed cattle program. Reducing the purchase price by the loss sharing amount, in effect would result in non-payment of the amount, presumably based on the subsequently prepared written document with added conditional provisions. The cover letter to the stockholders that was sent with the proxy also indicated that the purchase price was being reduced by the $594,630 participation in losses as well as a $250,000 penalty for the Company's early termination of the lease with Miller Feed Lots.

After discussions of the various matters and discrepancies related to the Miller Feed Lot loss sharing transaction, the Company subsequently prepared an Amended Loss Sharing Agreement which appears to be back dated to October 31, 2003.

With respect to paragraph 3 of section (iv), we agree with the statements regarding our questioning of the accounting for the deferred tax assets.

With respect to the statement in paragraph 3 of section (iv) that we raised ten other additional observations and considerations, not all of which related to the presentation of information in the financial statements, we agree with the statement. We believe they may be of significance and relevance to accounting and disclosure matters so we are providing the following information for clarification related to these ten items.

1. This comment indicated that the loan covenant required a 25% equity in assets to meet lender covenants at August 31, 2002. Not recording the liability to Mr. Dean in the amount of $179,000, recording what may be a conditional asset as a real asset in the form of a receivable from Miller Feed Lots in the amount of $514,000 and recording a deferred tax asset in the amount of $376,000 that may not have met the "more likely than not" test, resulted in the Company having a 25.3% equity in assets ratio.

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2.   This comment indicated that the stockholders' equity shown in the May 31,
     2003 financial statements included in the proxy was approximately $1,292,000. It also indicated that the approximate combination of the financial misstatements listed in item 1 above, plus the $250,000 penalty for early termination of the related party lease reduced the stockholders' equity to approximately zero. We asked the question: "Does this invalidate the stockholders' meeting?"

3. The Company had an option to acquire the leased property from Miller Feed Lots for $1,300,000. We asked the question if the Company considered exercising its option to acquire the property in lieu of being penalized a $250,000 early termination fee and waiving its right to collect their $514,000 Miller Feed Lots loss sharing amount. In the subsequently prepared director's minutes this matter was addressed with the statement that the Company had no funds available to exercise the option. We noted that the Company had significant receivables from the lessor, Miller Feed Lots approximating $900,000, and in addition had loan guarantees on debt on the property of $400,000 according to the notes in the August 31, 2002 financial statements. In view of the other related party accounting issues and due to the potential conflicts of interest of the directors, the question was raised as further understanding of the appropriateness of the $250,000 lease cancellation penalty and the appropriateness of the related party sale in general.

4. This comment raises the question whether Miller Feed Lots failure to pay amounts (approximately $900,000) owed to the Company had an effect on losing the line of credit, which led to the necessity to terminate the lease. If so, this may have an effect on determining if the $250,000 lease termination penalty was appropriate.

5. This comment raises the question of proper allocation of overlapping and joint expenses of the Company and Miller Feed Lots. Discussions with the former auditor indicated that part of the motivation of the Miller Feed Lot retroactive oral loss sharing agreement may have been to shift the tax losses from the Company to Miller Feed Lots. It was indicated that Miller Feed Lots may have had substantial taxable income while the Company had substantial taxable losses. This raises two questions; (1) whether tax motivations are proper GAAP accounting and (2) whether expenses are properly allocated when two very closely related companies have two significantly different tax considerations. Also in light of the other related party matters, we indicated in later discussions with Mr. Dean that we would need to audit these related party expense allocations as well as all other related party transactions in detail.

6. This comment discusses the possibility of an additional undisclosed Company loan guarantee. Note 11 to the August 31, 2002 financial statements states that the Company is the guarantor on a Miller Feed Lot loan in the amount of $400,000. Our discussions with the Company's controller indicated that there may be another loan guarantee in addition to the $400,000. Also we were later given a Company guaranteed note in the amount of $650,000, dated March 26, 2002 that replaced the $400,000 note. It therefore appears that the $400,000 guarantee may have been a $650,000 guarantee and that there may be an additional undisclosed guarantee.

7. This comment asked for further information regarding the 2001 related party sale of an interest in Highland Water, LLC to a related party.

8. This comment states that in view of related party accounting issues, including lack of documentation and lack of directors minutes, completion of the audit will require substantial additional review of all related party transactions to determine if the accounting was done properly.

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9.   This comment discusses the fact that our audit fee quote was based on representation that the prior years financial statements were materially correct. When first asked to consider accepting the audit engagement we were directed by the Company's former auditor to look at the prior years Form 10-KSB and financial statements. We subsequently learned that they were materially incorrect and therefore informed the Company that completion of the audit would require substantially more time and fees than originally estimated.

10. This comment suggested that these matters should be discussed with their attorney since we may need a legal opinion regarding the issues.

With respect to the last sentence of the third paragraph of section (iv) we agree with the statement; "Pursuant to the Registrant's request for a telephone conference call with Schumacher and Associates concerning the questions raised, Schumacher and Associates advised that if a conference call was for the purpose of clarification of any areas of concern, Schumacher and Associates could discuss them, but could not give any advice on what the Registrant should do, and that it would not serve any purpose for Schumacher and Associates to debate any of the issues they had raised during the conference call." The issues referred to herein were summarized in a letter faxed to Mr. Dean on December 29, 2003, which letter prompted Mr. Deans on December 30, 2003 to request a conference phone call to discuss the issues. Our written response on December 30, 2003 related to that request was as indicated above but also stated that we could not advise them on what to do because we needed to maintain our independence. In our December 30, 2003 written response we included phone numbers for our agreed to conference phone call. At 10:30 am on December 31, 2003 Mr. Dean called and indicated that a conference phone call may not be productive and cancelled it. As an alternative to a conference phone call Mr. Dean suggested that they would write a letter responding to the issues. We told Mr. Dean that if he wished he could do so but that would require us then to write a response reiterating our issues. We told him that while individual issues could be debated, that overall we thought there was a material problem for them to deal with.

With respect to the fourth paragraph of section (iv) we agree with the statements with the following clarifications. Recording the Miller Feed Lots loss sharing as a contribution of capital was only appropriate if it was determined that it agreed with the substance of the transaction and not just the form and if it was determined that payment of the amount was unconditional and it was determined that the amount was collectable. We raised concerns regarding all of these issues and resolutions for these concerns had not been determined.

With respect to the first sentence of the fifth paragraph of section (iv) we agree with the statement. With respect to the second sentence we believe that the statement; "Schumacher and Associates replied that they had not asserted that the misstatements were the result of fraud and did not believe the requirements of Section 10A of the 1934 Act was invoked." needs clarification. Our reply to the Registrant's special counsel was that we believed there was a distinction between believing that the misstatements "may" be the result of fraud as compared to the Section 10A conclusion criteria that the misstatements are "likely" the result of fraud. We indicated that we were waiting for the Company's response to our belief that there "may" be fraud before we could determine if fraud was "likely."

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With respect to the statement that "The board of directors of the Registrant has also undertaken its own review of the misstatements in the financial statements and has filed a Form 10-K on March 17, 2004, stating that the financial statements for 2002 and intervening periodic report on Form 10-QSB would be restated in compliance with Schumacher and Associates' observations." we have the following comments. On January 12, 2004 we talked to the former auditor in response to his letter dated January 9, 2004 which was a response to our letter dated December 29, 2003. We talked about some of the issues and we told him that we did not feel another written response to his letter would accomplish anything. We told him the same thing that we told Mr. Dean, that being, debating the issues did not solve the problem. We told him that the financial statements were the Company's financial statements and that they had an attorney that needed to help them determine what to do and that I could not give them advice. We have observed by looking at Edgar filings that the Company did file a Form
8-K on March 17, 2004. We did not review or audit the filing and can make no representations regarding anything included therein. Our letters of December 29, 2003 and January 30, 2004 summarized areas of concern and observations. We do not know if the Company addressed all of our areas of concern and whether or not they were handled appropriately.

With respect to the last sentence of paragraph five of section (iv) we have no direct knowledge if the board of directors determined the misstatements were not the result of fraud by the officers or employees of the Company. On April 8, 2004 during the phone call that dismissed us as auditors, Mr. Dean stated that they had a board meeting and discussed the fraud issues and determined that there wasn't any fraud. We have not received any written report or document indicating that the board of directors investigated the matter and determined that there was no fraud.

With respect to the first paragraph of section (v) we agree with the first sentence, but as stated previously the initial fee estimate was based on the correctness of the prior year financial statements that turned out to be materially misstated. With respect to rest of the first paragraph in section (v) we are providing the following clarifications. With respect to the second sentence stating that the audit could be performed within 30 days, we informed the Company's legal counsel on March 16, 2004 that getting the prior years audit done in 30 days might be possible but would be difficult at that time of the year. We told him on March 16, 2004 that we needed until March 17, 2004 to attempt to answer the timing issue. On March 17, 2004 we informed the Company's legal counsel that completing the audit within 30 days was overly optimistic considering the information requested by the SEC during the conference call. In addition we indicated that before we would commit to auditing the prior year we would need to (1) review the Form 8-K requested by the SEC, (2) review the letter to the SEC that they requested summarizing the chronology of events regarding the misstatements and (3) we needed to have a response to our concern that the misstatements "may" be the result of fraud. On March 18, 2004 Mr. Dean called and asked if we could estimate the time it would take to complete the audit including re-auditing the prior year. We first told him we didn't know how long it would take and how much it would cost and told him that it depended on the response to the SEC and the fraud questions. He said he really needed an estimate. We then told him that it was just a guess but it might be able to be done in 60 days and it might cost $100,000 but that he needed to understand that it was just an estimate. Mr. Dean said he realized that it depended on what we found. On March 30, 2004 Mr. Dean called and said that the SEC had said that 60 days was too long to get the audits completed. He asked if there was any chance

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to get them done in less than 60 days. We told him it might be possible to get the audits done within 45 days of March 30, 2004. On April 2, 2004 the Company's legal counsel called and we discussed various issues including his concern about the estimated audit fee of $100,000. He wondered if it was a fixed fee or an hourly estimate. We told him about our March 30, 2004 conversation with Mr. Dean when we made the estimate and told him that it was merely a guess and that we would bill on an hourly basis. We also told him we needed to have a response to the fraud issues before we go on. He said he understood our need. On April 3, 2004 Mr. Dean called and said that we should commence the audit. We told him we could not commence the audit until we had a response to the fraud issue and we understood why the material misstatements had occurred. We suggested again as we did on March 18, 2004 that the Company engage the services of an independent person to investigate the issues, due to the possible conflicts of interests of the board members. He said he would think about it and we should talk the following week. We talked to Mr. Dean again on April 6, 2004 and he indicated that he had not yet decided what to do and that he would think about the issues and let us know what he decides. On April 8, 2004 Mr. Dean called and said that they had found a firm that would do the audit for a very low price and would do it in 30 days. Mr. Dean said that they needed to get the audits done so that they could sell the shell to have the money to pay legal and accounting fees. Until the phone call on April 8, 2004 when we were dismissed we had no idea that the payment of our fees was contingent upon selling the shell. A contingent fee arrangement such as this would have impaired our independence. Mr. Dean informed us that he was changing auditors. We told Mr. Dean that the new auditor's fees might not be so low if they knew all the facts and circumstances and that it was the auditor's responsibility to talk to us before accepting the engagement. We also told him that we needed a release from the Company before we could talk to them. On April 9, 2004 we called Mr. Dean to confirm that we were terminated and asked if they had hired another firm and he said yes to both. We informed Mr. Dean that the new firm had not talked to us before accepting the engagement and that might be an audit rule violation on their part. He said: "Well maybe he had not technically hired them, he just talked to them." We told him that we needed to notify the SEC within 5 days of being terminated and indicated that we would do so. On April 13, 2004 Jennifer Maliar, CPA of Cominskey & Company CPAs called and said her firm had been talking to Mr. Norm Dean about Miller Diversified and would like to talk to us. We told her that we needed a release from the Company before we could talk to her. We asked her if she knew that the Company had filed a Form 8-K regarding dismissing us as their auditors. She said she did not know that. We suggested that she read the Form 8-K as background information and that we would talk on April 14, 2004 after we received authorization from the Company to talk to her. She agreed with the suggestion. We did not talk to Jennifer or anyone in their firm on April 14, 2004. We looked at Company filings on Edgar and noticed a Form 8-K that was filed on April 14, 2004 stating that Cominskey & Company was engaged at the new auditors for the Company on April 13, 2004.

With respect to the last sentence of the first paragraph of section (v) we do not agree that we stated that the minimum fee would be $100,000.

With respect to the second paragraph of section (v) we have no direct knowledge of communications between the Company and its new auditor.

With respect to the first sentence of the third paragraph of section (v) we have no current knowledge of the Company's financial condition.

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With respect to the second sentence of the third paragraph of section (v) which states; "The time required for Schumacher and Associates to complete its audit work and the amount of its estimated fee were two of the reasons the Registrant dismissed Schumacher and Associates as auditors." we have no knowledge as to the thought process that went into our dismissal but we believe that the following information is relevant. Our most recent estimate of the time to complete the audit was 45 days from March 30, 2004 which would target May 14th as the estimated completion date. According to the Form 8-K filed on April 14, 2004 the new auditors estimated audit completion date of the audit is May 31, 2004, subject to an extension. The new auditors time period to complete the audit is 47 days plus extensions as necessary. According to the second paragraph of section (v) the new auditor's $10,000 fee estimate is subject to enlargement if the engagement so requires. Our fees are billed on an hourly basis and are not subject to a minimum. Also with respect to the timing of completing the audit, our letter raising concerns was submitted to the Company on December 29, 2003. The Company's auditor did not withdraw their audit opinion until March 17, 2004 even though we suggested to them on January 13, 2004 that it may be time to do so. We contacted the Company's legal counsel on March 5, 2004 to make certain he was aware that we were not the hold-up on getting the audit done. He said he understood that we were not holding up the project and that the former auditor was still working on the amendments. During this conversation on March 5, 2004 we raised the question regarding the former auditor being able to re-issue their reports due to their lack of independence and not being a member of the PCAOB. He said he was not aware of the problem. We first raised this concern with the former auditor on February 26, 2004. Up to that point, the plan was for the former auditor to re-issue his report on the restated financial statements. We could not complete the audit for the most recent year until the prior year restatements were completed.

With respect to the third sentence of the third paragraph of section (v) the following additional information is provided for clarification. On March 16, 2004 during a conference phone call with the SEC, the Company's legal counsel, various members of Company management and Mr. Schumacher, the issue of the past due audits was raised. A representative of the SEC stated that the audits are an issue to be handled in due course, but the current most important issue was that there was financial information out there that was not correct and that the Company should file an 8-K with estimates of the changes forthcoming. The filing of the Form 8-K dated March 17, 2004 had addressed the matter considered most urgent by the SEC and as indicated by the SEC the audits could be handled in due course. We also informed the Company's legal counsel and Mr. Dean when discussing the urgency of getting the audits done that it was more important to get them done right than to get them done fast. We again informed them that we needed a response to the fraud questions raised before we could accept the engagement to re-audit the prior year and complete the audit of the most recent year. We also suggested the Company consider an independent review of the fraud concerns by an outside person that did not have potential conflicts of interest.

Also with respect to the "urgency" to get the audits done, it had been three and one half months since we wrote our first letter describing the areas of concern. We cooperated fully and have not been the cause of the delays as confirmed to us by the Company's legal counsel. In addition with respect to the "urgency" to get the audits done it appears that to a certain extent the "urgency" has been self inflicted, not only with respect to the delays for which we had nothing to do with but also with respect to the "urgency" concerns to get the audits done so

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that the shell could be sold. During a phone call with the Company's legal counsel, he stated that we need to get the audits done so that the shell could be sold. During our dismissal phone conversation with Mr. Dean on April 8, 2004 he also said that he needed to get the audits done to be able to get the shell sold so that they could pay the legal and accounting fees. He also indicated that they had a buyer that had been waiting six months to buy the shell. We told him that we couldn't imagine a buyer wanting to buy the shell with all of the issues. If Miller Feed Lots had not charged a $250,000 penalty for termination of the Company's lease and had the management of the Company not paid the chairman of the board $179,000 in October 2003, there may be not be an "urgency" to get the audits done to be able to sell the shell.

Also with respect to the statement in sentence three of the third paragraph of section (v), the most recent estimate of completion of the audits was 45 days from March 30, 2004, not 60 days.

With respect to the last sentence of the third paragraph of section (v) that states a third reason for dismissing Schumacher and Associates was the inability of the Company to meet with Schumacher and Associates to discuss the asserted misstatements and the Registrant's financial statements, we have the following comments. The following chronological summary of communications with representatives of the Company is provided to show the extent to which we have "discussed" the asserted misstatements. Our initial written summary of areas of concern was provided to the Company on December 30, 2003. On December 30, 2003 Mr. Dean suggested a telephone conference call to discuss the issues. On December 30, 2003 we responded in writing to the request for a conference phone call and provided our phone numbers for this purpose. We informed Mr. Dean in this written response that if the purpose of the conference phone call was for clarification of any of the concern, we could discuss them but that we could not give any advice on what to do so that we could maintain our independence. We also stated that it would not serve any purpose for us to debate the issues during the conference call. A conference phone call was scheduled for December 31, 2003. At 10:30 am on December 31, 2003 Mr. Dean called and cancelled the conference phone call because he thought it may not be productive. He suggested writing a letter to us responding to the issues. We told him that they could write a letter of response if they wanted to but it would then necessitate another response from us reiterating our issues which would cause delays. We told him that the individual issues could be debated but overall we thought there was a material problem. We informed him that we were not sure the problems could be fixed and suggested that he talk to his attorney for guidance. On January 9, 2004 we received a letter from the former auditor regarding the issues expressing agreement on certain issues and disagreement on other issues. On January 12, by telephone call we discussed their letter and the issues for additional clarification. We told the former auditors that we believed a written response to their letter would not accomplish anything and we emphasized that the financial statements were the Company's financial statements and that they had an attorney that needed to advise them what to do and that we could not give them any advice. On January 13, 2004 we had two phone conversations with Mr. Dean regarding the issues. On January 13, 2004 we talked to the Company's attorney and to the Company's former accountant regarding the issues. On January 23, 2004 we received a four page letter from the Company's attorney discussing the issues. Also included with the letter were various recently prepared director's minutes that were indicated to have been prepared from Mr. Dean's Daytimer. Also included with the letter and minutes was an amended Miller Feed Lots Loss Sharing Agreement that was back dated to October 31, 2003. On January 30, 2004 we responded to the Company attorney's letter with an eight page

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written response regarding the issues he raised and the issues in general. Our letter dated January 30, 2004 indicated that we believed that the material misstatements in the August 31, 2002 financial statements "may" be the result of fraud. We received a letter from the Company's attorney dated February 20, 2004 responding to our letter of January 30, 2004. Also included with the letter was a copy of an unsigned Closing Agreement between the Company and Miller Feed Lots, dated January __, 2004 but effective October 31, 2003 which appeared to have been for the purpose of clarifying some of the issues and concerns we raised. We talked to the Company's former auditor on February 26, 2004 and indicated that the exchanging of letters was not accomplishing much and that it appeared the Company's attorney had passed on the responsibility to handle the issues to him. He said he was working on the amended financial statements. We asked him to consider if their lack of independence and their lack of membership in the PCAOB precluded them from re-issuing their report. He said he would look into the issue. We mentioned our concern that the Company was not addressing the potential fraud issue and that is important for a lot of reasons including whether or not we could trust management representations. On March 4, 2004 we talked to the former auditor. He said he had been too busy to work on Miller Diversified and that he had been planning on working on it over the weekend. He said he had not yet determined if they could re-issue their report. We again discussed the issues. After talking to the former auditor we placed a call to the Company's legal counsel for the purpose of making certain he was informed regarding the potential inability of the former auditor to be able to re-issue their report after the restatement of the August 31, 2002 financial statements. He was not available so we left a message asking him to call. On March 5, 2004 we talked to the Company's attorney and he said he was not aware of the potential audit report re-issue problem. We also told him that we wanted to make sure he was aware that we were not the hold up on the project. He said he understood that and that he had talked to the former auditor and he was told that the former auditor would work on the amendments over the weekend. On March 17, 2004 we wrote a memo to the Company's attorney, again discussing the issues after the March 16, 2004 SEC phone conference. Among other matters we suggested consideration of engaging an outside independent person or group to investigate the issues since there were significant conflicts of interest. We also stated that with the new PCAOB rules governing both the actions of accountants and management it would seem likely that the board of directors would be responsible for investigating the matter to determine if and at what level fraud may exist. We emphasized that it was important for the Company to review the amended financial statements in detail for problem areas, rather than merely responding to issues we have raised since the fairness of presentation of the financial statements was the Company's responsibility. We also advised the Company that when they file the 8-K summarizing the financial statement corrections that missing or incomplete disclosures fall into the same category as actual dollar amount changes. We again mentioned that we needed a response to our concern that the misstatements "may" be the result of fraud prior to our agreeing to re-audit the prior year. We closed the memo with the statement that if we could provide any additional information, please do not hesitate to let us know. We again talked to Mr. Dean on March 18, 2004 and discussed the issues. On March 18, 2004 we wrote a memo to the Company's attorney emphasizing how important it was that the response to the SEC be 100% accurate as well as credible and emphasized the existing conflicts of interest and provided a name of an independent person that may be able to help with investigating the issues. We received a fax dated March 17, 2004 from the Company's legal counsel with a copy of a draft on an 8-K dated March 17, 2004 indicating the former auditor's withdrawal of their report and their summary of the misstatements in the financial statements. Also included

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with the fax was a letter from the Company's former auditor addressed to the SEC indicating the withdrawal of their report and summarizing what was indicated to be their understanding of restatements. On March 19, 2004 we had a phone discussion with the Company's attorney which was followed-up with a faxed memo. We told him that we read the proposed letter to the SEC from the former auditor and the draft of the 8-K but that we take no responsibility for them. We indicated that the letter from the former auditor did not address all the concerns raised by the SEC. The Company's legal counsel stated that the Company was going to provide another response to the SEC in addition to the former auditor's response. We also expressed concern with inference of the statement in the 8-K which stated that; "On or about March 1, 2004, Miller Diversified confirmed that the reimbursements owed to the chairman of its board directors had been inadvertently omitted from its financial statements beginning in the second quarter of its fiscal year ended August 31, 2001 and continuing through August 31, 2003." We also expressed concern with the inference of the statement in the letter from the former auditor to the SEC which stated: "On or about
March 1, 2004, MDC informed us that the cumulative reimbursement owed to the chairman through August 31, 2003 was $242,092, of which the chairman was willing to forgive $62,274." We informed the Company on December 30, 2003 of our concerns regarding the payment to Mr. Dean. On January 9, 2004 in the former auditor's letter to us he confirmed that the October 2003 payment to Mr. Dean in the amount of $179,298.24 was "unfortunately" not recorded as a liability in the August 31, 2002 financial statements. In addition, Mr. Dean informed us that a member of the former auditor's firm had assisted him with 2003 tax planning related to this $179,000 payment made to him in October, 2003. The Company and their former auditor knew about this issue long before March 1, 2004. Therefore, we believe that stating that "On or about March 1, 2004, Miller Diversified confirmed the reimbursements owed to the chairman of its board of directors had been inadvertently omitted......." And "On or about March 1, 2004, MDC informed us that the cumulative reimbursement owed to the chairman through August 31,
2003 was $242,092....." are misleading.

During our phone conversation with the Company's attorney on March 19, 2004 he indicated the need to get the audits done. We again explained the outstanding issues that needed to be addressed before the audits could be completed. We discussed in detail the fraud concerns. In our January 30, 2003 letter to the Company's legal counsel we noted that when he responded to questions we asked, in certain instances it appeared that he was merely relaying information he received from the Company's former auditor. In view of this consideration, and in view of the March 17, 2004 8-K with the March 1, 2004 references described above, which closely followed the former auditor's description, we expressed our concern as to whether his responses to our inquiries were his legal opinions or whether they were forwarded Company responses. We believed this was a very important distinction due to the significant potential conflicts of interests of the parties and since we were seeking guidance on legal matters related to the issues including the concern that there "may" be fraud. We called the Company's attorney on March 26, 2004 and asked for an update on the status. He said they were working on a letter to the SEC and that he would get back to us. Mr. Dean called on March 30, 2004 and said they had written a long explanation to the SEC and were negotiating with the SEC. We have never received a copy of this letter to the SEC or their response. Timing of getting the audit done was the primary focus of this conversation. On April 2, 2004 the Company's attorney called to discuss the provisions of section 10A of the Securities Act and we informed him that at this point we had not come to the conclusion that misstatements were "likely" the result of fraud, but rather we currently believe that they "may" be a result of fraud. We told him that we were waiting for the results of the

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Company's investigation of this matter. In addition we discussed the audit fee and confirmed what we had told Mr. Dean originally; that our fees were based on hourly rates and there was not a fixed $100,000 minimum and we informed him of our hourly rates. On April 3, 2004 Mr. Dean called and said that we should commence the audit and we informed him again of the need for us to understand the reasons for and causes of the misstatements. He said he would think about the issues and that we should talk again on Monday. We talked to Mr. Dean again on April 6, 2004. We again discussed the issues. Mr. Dean asked that we meet with the directors. We informed Mr. Dean that Mr. Schumacher would be in Denver commencing April 14, 2004 and he would meet with them. Mr. Dean said he again would think about the issues and let us know what they are going to do. Mr. Dean called on April 8, 2004 and dismissed us as the Company's auditors.

Therefore, in summary regarding the Company's statement that a reason for dismissing us was the inability to meet with us and discuss the asserted misstatements, we believe that we have more than adequately been available to discuss the issues and have both by telephone and by written documents discussed the issues with Mr. Dean, with the Company's attorney and with the Company's former auditor.

With respect to the first sentence of the last paragraph of section (v) regarding the statement; "The dismissal of Schumacher and Associates is not due to unresolved disagreements with them on any matter of accounting principles or practices." we have the following comment. We believe that there are still unresolved issues as previously described herein.

With respect to the second sentence in the last paragraph of section (v) regarding the statement, "The dismissal is due to the reason stated above." We have the following comments. In general the Company indicates three reasons for dismissing us. The first reason relates to the timing of completing the audit. We have not been the cause of the delays in completing the audit as evidenced by the information provided herein. In addition, the most recent estimate of our completion of the audits was 45 days from March 30, 2004. The new auditor's estimated completion date on April 14, 2004 was May 31, 2004, a time period of 47 days. We and the new auditors both have indicated that it may take longer depending on the circumstances. Therefore it appears there is no material difference in the timing. The second reason relates to the fees. The form 8-K indicates that our fee would be a minimum of $100,000. That statement is incorrect. As described above, on April 2, 2004 we informed the Company's attorney that our fees were being billed on hourly rates and that there was no minimum and that our fees would depend on what we found if we commenced the engagement to re-audit the prior year. The new auditors quoted an estimated fee of $10,000 but also indicated that it might be increased if the engagement required. In addition, with respect to the new auditor's estimated fee (with the right to increase) it should be noted that the prior year audit fee was $17,500 and our original estimate for the current most recent year was $17,500, which would total $35,000 for the two years, plus the need to review of all of the corrected, previously misstated Form 10-QSB's for at least two years, plus having to deal with significant originally undocumented related party transactions, plus deal with the yet to be resolved concern regarding determining if the material misstated financial statements were the result of fraud, plus dealing with the SEC inquiries, would appear to make the $10,000 fee estimate be a very low estimate in view of the "Florida Ruling" regarding re-auditing financial statements. Had the new auditors discussed these matters with us prior to accepting the engagement, they may have estimated a much higher fee. The third reason relates to the company's assertion that they were unable to meet with us and discuss the issues. As stated above we believe that we have more than adequately discussed the issues with representatives of the Company.

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With respect to the last sentence of the first paragraph of section (v) we have no direct knowledge if the Company had engaged another independent accounting firm on or before April 9, 2004 but Mr. Dean informed us during our phone conversation on April 9, 2004 that they had hired another firm. After we expressed concern about potential audit rule violation issues regarding accepting audit engagements without first talking to the prior auditor, he then said that maybe he technically didn't hire them, he had just talked to them.

With respect to statements made in section (vi) we take no responsibility for what may have been included in the March 17, 2004 Form 8-K. We did not review it or audit it but did read it and have previously commented regarding certain inferences related to the March 1, 2004 references. With respect to the statement that, "These decisions by the Registrant are consistent with Schumacher and Associates recommendation." we have the following comments. We raised areas of concern and suggested consideration of certain issues and informed the Company that it was their responsibility to determine the resolution of the matters. We take no responsibility and cannot comment on the correctness or completeness of the information included in the Form 8-K. We have no knowledge regarding the statements made related to any requests of any newly engaged accountant.

We agree with the statements made in section (vii).



Respectfully Submitted,

/s/ Schumacher & Associates

Schumacher & Associates, Inc.










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